SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OR FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: October 10, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

          Registrant's telephone number, international: +31-75-659-9111
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                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                    No   X
                            ---                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On October 10, 2003, Koninklijke Ahold N.V. ("Ahold") issued a press release announcing that Ahold's Corporate Executive Board has appointed Arthur Brouwer Chief Business Support Officer, effective October 1, 2003. A copy of the press release is attached hereto as Exhibit 1.

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

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         KONINKLIJKE AHOLD N.V.


Date:    October 10, 2003                By: /s/ H.R. Ryopponen
                                             ---------------------------------
                                         Name:  H.R. Ryopponen
                                         Title: Executive Vice President and CFO

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


                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

1. Ahold press release, dated October 10, 2003, announcing that Ahold's Corporate Executive Board has appointed Arthur Brouwer Chief Business Support Officer, effective October 1, 2003

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